November 26, 2007

Linda Stirling

Senior Counsel

U.S. Securities and Exchange Commission

Office of Disclosure and Review

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:

American Israeli Shared Values Trust; File Nos. 333-146077 and 811-22119

Dear Ms. Stirling:

On September 14, 2007, American Israeli Shared Values Trust (the “Registrant”), on behalf of the American Israeli Shared values Capital Appreciation Fund (the “Fund”), a series of the Trust, filed its Registration Statement on Form N-1A.  Please find below the Trust’s responses to comments received from the Staff on October 5, 2007.  For your convenience, I have summarized the Staff’s comments and provided the Registrant's responses thereto.

Prospectus

Comment 1 – You noted that the Registrant has authorized a 0.25% Distribution Plan but has decided against implementing the plan at this time.  You requested that we explain supplementally why the ability to implement the plan at any time is not a voluntary fee waiver and should therefore be disclosed as a waived charge in the fee table.

Response 1 – As we discussed via telephone, the authorized Distribution Plan permits the Registrant the flexibility of implementing the Distribution Fee in the future although it has no present intention to do so. Therefore, disclosing the Distribution Fee as 0.00% seems appropriate.  Additionally, if the Registrant were to implement the fee, the Registrant would provide adequate notice to existing shareholders and amend the prospectus to reflect the correct charges in the fee table.

Comment 2 – You requested that the Registrant disclose that the policy of investing at least 80% of the Fund's assets in equity securities having a defined connection or nexus to Israel may be changed but only after providing 60 days notice to shareholders.

Response 2 – The requested disclosure has been added to the Registrant's pre-effective filing.

Comment 3 – You requested the Registrant remove references to "Epiphany Funds" in the section entitled "How to Buy Shares – Methods of Payment".

Response 3 – The reference has been changed to reflect the name of the Registrant.

Comment 4 – Under the section entitled "How to Redeem Shares – Telephone Redemptions" you requested the Registrant remove part of a sentence that indicated that neither the Fund nor the transfer agent has experienced difficulties in receiving and responding to telephone requests for redemptions or exchanges.

Response 4 – The phrase in question has been removed from Registrant's pre-effective filing.

Comment 5 – You requested that the Registrant disclose additional information regarding the investment adviser's experience acting as an investment adviser in accordance with Item 5(a)(1) of Form N-1A.

Response 5 – Registrant has added additional disclosure indicating that the adviser is newly established for the purpose of advising the Fund.

Comment 6 – You requested the Registrant disclose Ms. Jasper's title and length of service with the Fund's investment adviser and include additional disclosure regarding Ms. Jasper's business experience for the past five years.

Response 6 – Registrant has provided the addition information in the pre-effective filing in accordance with Item 5(a)(2) of Form N-1A.

Statement of Additional Information

Comment 7 -  You requested that the Registrant confirm that it has appointed an anti-money laundering compliance officer as required by the USA PATRIOT Act.

Response 7 – Jamia C. Jasper was appointed as the Anti-Money Laundering Compliance Officer at Registrant's organizational meeting. Additional disclosure stating such was added to the statement of additional information as required by the USA PATRIOT Act.

Comment 8 – You requested that the Registrant disclose the name and address of the Fund's underwriter and whether the underwriter has adopted a code of ethics in accordance with the disclosure requirements of Item 12(e) of Form N-1A.

Response 8 – The Registrant has not hired an underwriter and intends to self-distribute its shares.

Comment 9 – You requested that the Registrant disclose the name of any persons who control the Fund's investment adviser, the basis of that control and the general nature of that person's business.

Response 9 – Jamia C. Jasper is the President of the Fund and the owner and President of the Fund's investment adviser.  Disclosures so stating have been added to the Registrant's pre-effective amendment.

Comment 10 – You requested that the Registrant clarify disclosure in the section entitled "Investment Advisory and Other Services – Investment Adviser" to make clear that the disclosure contemplates any conflicts of interest that may arise rather than indicating no conflicts have been identified. Additionally, you requested that the Registrant provide additional information regarding Ms. Jasper's compensation from the investment adviser.

Response 10 – The sentence in question has been removed in the Registrant's pre-effective amendment and additional disclosure has been added regarding Ms. Jasper's compensation arrangements with the adviser.

General

Comment 11 – You noted that certain portions of the filing were incomplete and reserved, on behalf of the Staff, the privilege of making additional comments once the necessary exhibits and missing information is included in the pre-effective amendment.

Response 11 – The omitted information and exhibits have been included in the pre-effective filing.

Comment 12 – You advised the Registrant that if it intended to omit certain information in reliance on Rule 430A of the Securities Act, the omitted information should be identified to the Staff.

Response 12 – Registrant does not intend to omit any information in reliance on Rule 430A of the Securities Act.

Comment 13 – You asked that Registrant indicate whether it intended to submit an exemptive application or request a no-action letter in connection with the filing of the registration statement.

Response 13 – Registrant does not intend to file an exemptive application or a request for a no-action letter in connection with the registration statement.

Comment 14 – You advised Registrant the manner in which to respond to your comments.

Response 14 – Registrant will file its pre-effective amendment in accordance with the instructions provided.

Comment 15 - Please provide a statement in response to the generic “Tandy” letter.

Response 15 - The Registrant hereby acknowledges that:

1.

The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings reviewed by the Staff;

2.

Staff comments or changes to disclosure in response to staff comments in a filing reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

3.

The Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Registrant would like to commence operations on or about December 7, 2007. While we still are completing the Part C, including edgarizing certain exhibits, it is our hope that you will find the changes and responses to your comments acceptable and would allow the pre-effective amendment, to be filed on or about November 30, 2007, to go effective on that date or as soon as possible there after.

Sincerely,

Marc L. Collins

cc: Jamia C. Jasper

Marc.Collins@ThompsonHine.com Phone 513.352.6774 Fax 513.241.4771	662032.1